Report of Votes of Shareholders

A special meeting of shareholders of Ariel Premier Bond Fund, a series of Ariel Investment Trust, was held on June 10, 2005. Shareholders voted on the following matter: 1 To approve an Agreement and Plan of Reorganization and Termination, between Ariel Investment Trust, on behalf of Ariel Premier Bond Fund, and Neuberger Berman Income Funds, on behalf of its newly created series, Lehman Brothers Core Bond Fund.

Proposal 1 To Approve the Agreement and Plan of Reorganization and Termination and the transactions contemplated thereby.


Votes For Votes AgainstVotes Withheld Abstentions Broker
Non Votes Proposal